

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 28, 2017

Douglas J. Goddard
Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400
Los Angeles, California 90010

> **Re: Hope Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed May 18, 2017**
> **File No. 000-50245**

Dear Mr. Goddard:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services